Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

November 6, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re:	Immediate Supplementary Report - Publication for Public’s Comments on the Recommendations of the Inter-Ministerial Team To Examine the Policy of Deployment of Fixed Line Ultra Broad Band Infrastructures in Israel

Further to the Company's Immediate Report dated December 19, 2018 concerning an announcement by the Ministry of Communications on the policy of deployment of fixed line ultra-broad band infrastructures in Israel, and further to updates on the subject in section 2.7.2 of the Chapter of the Description of the Corporation's Business in the Company’s 2018 Periodic Report and the update to this section in the Company's Quarterly Report for the period ended June 30, 2019, a Supplementary Immediate Report is hereby provided that on November 5, 2019 the Ministry of Communications published for the public’s comments on the recommendations of the Inter-Ministerial Team to examine the policy of deployment of fixed line ultra-broad band infrastructures in Israel (“Recommendations of the Inter-Ministerial Team”).

According to the Recommendations of the Inter-Ministerial Team document, these are the main regulatory points that the Inter-Ministerial Team recommends:

“A.	Bezeq can choose the statistical areas where it will deploy and operate fiber optic networks to all households living there. Notice of the statistical areas selected will be informed to the Ministry of Communications by the specified date, and this will be the basis for regulations and will bind Bezeq. Deployment in these areas will be completed within five years.

B.	To finance deployment of a fiber optic network in statistical areas that Bezeq announces it will not deploy a fiber optic network there (“Incentive Areas”), a fund will be set up that will award financial incentives for deployment of a fiber optic network to all households living there (“the Universal Fund”, “the Fund”). The Fund will allocate money through a competitive bid with minimal intervention of the government in the allocation process, in order to avoid introducing considerations that are not relevant to the decision making processes of the companies operating in the market and in order not to impair the effectiveness of the allocation of funds. The winners in the competitive bids for the allocation of monies of the Fund and the order of deployment in the Incentive Areas will based on the lowest bidders for deployment per household in the areas in which the fiber optic network will be deployed.

C.	The Universal Fund will be financed by annual payments of license holders under the Communications Law (Bezeq and Broadcasts), 1982 (“the Law” and “the Communications Law”) (including Bezeq) of 0.5% of their annual revenues.

D.	In order to encourage Bezeq to undertake a wide deployment, to reduce the Incentive Areas, to reduce the costs of deployment in the Incentive Areas, and to create a high level of competition, the Team recommends:

1.	To set limits on the Bezeq deployment in the Incentive Areas.

2.	Bezeq will not be able to compete in bids for the allocation of monies from the Universal Fund.

3.	Cost of use of the physical infrastructure of Bezeq in the Incentive Areas will be set using a different calculation basis than that stipulated in the regulations for the wholesale market, and as a result will be significantly lower.

4.	Winners of the bids for deployment in the Incentive Areas will be obliged to provide BSA service to other license holders.

At the same time, the Team was of the opinion that the examination should be continued in respect of the deployment obligation of Hot as part of an additional expert opinion, in accordance with developments in the Hot network and in order to adjust the Hot deployment obligation, paying attention to the advantages of its existing infrastructure and the scope of deployment of its passive network.

The Team believes that implementation of the above regulations will lead within a short time to a wide deployment of a fiber optics network, and within a reasonable time frame to a nationwide deployment of a fiber optics network. This will place Israel on the international front of fixed line communications networks, at the same time encouraging and continuing development of competition in the market, which will impact on the quality of the networks, on the quality of products and services, and on the price to the consumer.

The recommendations of the Team will be provided to the Communications Officer of the Civil Administration in order to progress similar regulations in the Judea and Samaria region under its responsibility. We would note that in order to implement the recommendations, changes will be required inter alia as part of the regulations - legislation, secondary legislation and licenses - in order to provide the Ministry of Communications (and if needed the Finance Ministry) with authority and for the setting of rules to apply to the companies.”

In accordance with the announcement of the Ministry of Communications, the public has been asked to provide comments on the information, analysis and Recommendations of the Inter-Ministerial Team by November 25, 2019.

The Company is studying the Recommendations of the Inter-Ministerial Team and intends to provide the Ministry of Communications with its comments.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.